

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 26, 2017

<u>Via E-mail</u>
Heidi R. Roth
Chief Accounting Officer
Kilroy Realty Corporation
Kilroy Realty, L.P.
12200 W. Olympic Boulevard, Suite 200
Los Angeles, CA 90064

> **Re:** **Kilroy Realty Corporation**
> **Kilroy Realty, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-12675**

Dear Ms. Roth:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities